Exhibit 99.2


                            Memo from Dick Harrington

To:       All Thomson Employees

From:     Dick Harrington

Subject:  Acquisition of Primark

I am pleased to inform you that this morning we announced an agreement to acquire Primark, a leading provider of financial and economic information products and solutions to the financial services market. This is an important step in the continued evolution of The Thomson Corporation as a leading, global provider of e-information and solutions in each of its market groups.

The addition of Primark's products, services and geographic reach, immediately strengthens Thomson Financial's position as a premier player in the rapidly growing, global financial information market. The attached press release and memo from Pat Tierney and Sharon Rowlands provide additional information about Primark and the transaction.

As with most transactions, the agreement is conditioned upon customary closing conditions including regulatory approvals. We expect the transaction to be completed during the second half of this year, and will certainly keep you informed of developments as they occur.

Thanks for your continued dedication and hard work.